May 6, 2005






Mail Stop 0407

Joy Rick
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205

      Re:	SBC Communications Inc.
      	Amendment No. 1 to Form S-4
      	File No. 333-123283
      	Filed April 20, 2005

Dear Ms. Rick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
Amendment No. 1 to Form S-4
1. We note the response to our prior comment #5. We note the characterization of the special dividend as a dividend is based on the "advice" of Wachtell. We further note that the tax opinions filed as Exhibits 8.1 and 8.2 do not address this characterization.
Note the Item 601(b)(8) of Regulation S-K requirement for a tax opinion when "the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." In your response letter, please explain why no tax opinion is required to support the characterization of the special dividend. Otherwise, please have tax counsel opine on the characterization.

Summary, page 1
2. Revise the summary of the material U.S. federal income tax consequences on page 3 to state in clear, plain language how AT&T shareholders will be taxed. For example, state that shareholders will be taxed on the cash they will receive as a special dividend but not on the receipt of SBC common stock issued in exchange for AT&T common stock. Similarly clarify how shareholders will be taxed if the merger is restructured to satisfy the tax opinion conditions.

The Merger, page 24

	Background of the Merger, page 24
3. We note the revisions made in response to our prior comments
#14
and #16. Provide an expanded discussion of the degree to which AT&T`s management considered transactions with third parties. Disclose the approximate number of parties with whom AT&T`s management had discussions and clarify the extent of the discussions, including whether AT&T received any preliminary indications of interest. Also expand your disclosure of the reasons why the AT&T board believed that transactions with third parties "did not appear achievable in the near term based on prior discussions with such parties and/or did not appear to offer an equivalent level of synergies as compared to the potential transaction with SBC." The expanded disclosure should be sufficiently detailed so that readers can understand the AT&T board`s reasoning regarding this issue. Moreover, as previously requested, explain what consideration the AT&T board gave to soliciting bids from third parties when SBC refused to adjust the exchange ratio in late January 2005.
4. We note that the 10%-15% premium was first quantified at the January 21, 2005 meeting. Please explain how this specific range was determined.
5. Discuss how the parties negotiated the percentage of SBC common shares that the AT&T shareholders would own upon completion of the merger, as requested in prior comment #19.
6. We note your response to our prior comment #24. In your response letter, please provide a more detailed analysis explaining why the presentations made by SBC`s financial advisors to SBC`s management should not be viewed as material to an investment decision by AT&T shareholders. Your response should describe the nature of the information presented.

      SBC`s Reasons for the Merger, page 27
7. Revise the reference to "numerous third party analyses" on page
30
to indicate that the information is publicly available, as suggested by your response to our prior comment #24. Also summarize the business and financial information about AT&T contained in the third party analyses and newspaper articles that SBC reviewed.

	AT&T`s Reasons for the Merger, page 30
8. Please explain in greater detail why the AT&T board viewed the last two bullet-pointed factors on page 30 as generally supporting its decision. For example, describe what the board considered with respect to SBC`s business, operations, financial condition, etc., as well as what it considered to be the "likely effect" of the industry and economic conditions.
9. Revise the AT&T board`s reference to the financial analyses of CSFB and Morgan Stanley to address the fact that a substantial portion of the fees payable to the advisors is contingent upon shareholder approval and the consummation of the transaction. Refer to prior comment #36.

Opinions of AT&T Financial Advisors, page 35
10. We note your response to our prior comment #31. However, it is unclear from your response whether SBC prepared and provided financial projections to Morgan Stanley and CSFB, who subsequently did not rely on the projections. Please clarify. If Morgan Stanley and CSFB did not rely on projections provided and prepared by SBC, then revise your disclosure on page 36 ("...reviewed...financial forecasts for 2005 through 2007 prepared and provided to CSFB by SBC...") and page 38 ("...reviewed certain financial projections for
2005 through 2007 prepared by the management of SBC...") to reflect the nature of the actual use of any SBC-prepared projections.
Also
provide us with a copy of the SBC-prepared projections with your next response letter.
11. We note your response to our prior comment #33. As previously requested by that comment, please provide us with copies of the engagement letters for CSFB`s and Morgan Stanley`s services. We refer you to Rule 418 of Regulation C, which allows requests for supplemental information concerning the registration statement.
If
you wish, you may request the return of the engagement letters pursuant to Rule 418(b).
12. As requested by our prior comment #35, please explain in reasonable detail the consideration the AT&T board gave to the fact that both of its financial advisors have provided past services to SBC.
13. As requested by our prior comment #39, please describe in greater detail the criteria used to select the "comparable companies" used in the discounted cash flow analysis. Clarify why the comparable companies selected for purposes of the discounted cash flow analysis were different from those utilized in the selected company analysis on page 42.
14. Indicate how the range of discount rates used in the discounted cash flow analysis compared to those pertaining to the selected comparable companies.
15. As requested by our prior comments #43 and #46, please explain in greater detail how the implied exchange ratios used in the contribution analysis and described on page 43 were calculated. Your revisions should include useful disclosure (including, when appropriate, quantified disclosure) that provides a clearer understanding of how these specific ranges were calculated.

Interests of AT&T Executive Officers and Directors in the Merger, page 44
16. We note your response to our prior comment #48. Please disclose in the registration statement that:
* SBC must consent to a waiver of the retention program`s limits;

* there are no prescribed limits on the amount of the bonuses in excess of three times the executive officer`s annual base salary; and
* because the retention program does not prescribe any circumstances in which SBC may or may not permit AT&T to pay a bonus exceeding the program`s limits, SBC has sole discretion in determining when to consent to a waiver of the program`s limits.

The Merger Agreement, page 54
17. You state in the second sentence of the second paragraph that the representations and warranties set forth in the merger agreement were
"solely for the benefit of the parties" to the agreement. In addition, the fourth sentence states that investors "should not rely" upon the disclosures regarding representations and warranties "as statements of factual information since they were intended to be limited to the parties" to the agreement. These statements appear to limit reliance by investors on the descriptions of the representations and warranties. Note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. As a result, we view these limitations as inappropriate since the disclosures regarding the merger agreement are being provided to shareholders in a public disclosure document under the federal securities laws. Please revise to delete these limitations.
18. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.
19. We note your statement that "[i]nformation about SBC or AT&T can be found elsewhere in this document and in public filings each of SBC and AT&T makes with the SEC." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Where you can Find More Information, page 144

      AT&T Corp., Form 10-K for the fiscal year-ended December 31,
2004
20. We note your response to our prior comment #61 and the supplemental response dated May 5, 2005. To assist us in assessing your responses, please provide us with further explanation of the basis for your conclusions as to CATT`s materiality to AT&T, and whether CATT constitutes a material investment risk for AT&T security holders or poses a substantial negative risk with respect to AT&T`s reputation or share value. In this regard, please tell us why AT&T continues to pay the salaries of the 5 Cuban nationals who previously supported the cable landing site, and whether those individuals pay for the office space they occupy in Havana.

With respect to AT&T`s other Cuba-related operations described in your response, and considering Cuba`s status as a country subject to
OFAC-administered economic sanctions and identified by the U.S.
State
Department as a state sponsor of terrorism, please address for us
(i)
the materiality to the company of its activities in providing and/or facilitating telecommunications and voice services to Cuba, including to some governmental entities, and (ii) whether those activities constitute a material investment risk for AT&T security holders, by virtue of potential risk to the company`s reputation or share value, or otherwise. Provide sufficient explanation for us to understand the bases for your views. Please also clarify for us whether the customers who pay AT&T for its half-channel services include Cuban persons or the Cuban government. Finally, please ensure that the supplemental response dated May 5, 2005 is filed on EDGAR.

Annex A
21. The note you added to the cover page of the merger agreement indicates that the document does not contain the disclosure letters delivered by the respective parties. Please file a list that briefly identifies the subject matter of the omitted disclosure letters, as required by Item 601(b)(2) of Regulation S-K. Refer to prior comment
#62.

Exhibit 8.2
22. Please delete the statement "this opinion is not to be relied on
for any other purpose or by any other person or entity without our consent." Language that suggests investors may not rely on the tax
opinion is inappropriate.
* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 551-3372 or me at (202) 551-3810 with any other questions.


      			Sincerely,




      			Michele M. Anderson
      			Legal Branch Chief



Cc:	Ariel Aminetzah (via fax)
	Sullivan & Cromwell
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SBC Communications Inc.
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